FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Nov 1, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MINUTES NO. 112 OF SADIA S.A. BOARD OF DIRECTORS MEETING HELD ON OCTOBER 31, 2006.

On the thirty-first day of the month of October of the year two thousand and six, at its facilities at Rua Fortunato Ferraz No. 365 – 2º andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon verifying compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to appreciate the following:
3. ELECTION OF NEW DIRECTORS FOR THE CORPORATION: -
In conformity with item III, Article 17 of the Bylaws, the Board elected Messrs.: Adriano Lima Ferreira, Brazilian, married, Identity Card RG No. 3.573.829-43-SSP/BA, enrolled in the Ministry of Finance Individual Taxpayer Register - CPF/MF under No. 455.389.645-15, economist, resident and domiciled at Av. Agami, 80 - apto. 91 - borough of Indianópolis, in the City and State of São Paulo, CEP:04522-000, for the position of Finance Director; Eduardo Nunes de Noronha, Brazilian, married, mechanical engineer, Identity Card RG No. M5 509.094-SSP/MG, CPF/MF under No. 941.931.696-34, resident and domiciled at Av. Luis Aranha, 820 – apto. 1604 – borough of Barra da Tijuca, in the City and State of Rio de Janeiro, CEP: 22793-810, for the position of Management and Human Resources Director; Osório Dal Bello, Brazilian, married, agronomist, Identity Card RG No. 515.972-SSP/SC, enrolled in the Ministry of Finance Individual Taxpayer Register - CPF/MF under No. 287.212.330-04, resident and domiciled at Rua Prefeito Domingos Machado de Lima, 309, - Centro - in the City of Concórdia, State of Santa Catarina, CEP 89700-000, for the position of Agricultural Technology Director; Artêmio Listoni, Brazilian, married, agricultural technician, Identity Card RG No. 39.567.331-8 SSP/SP, enrolled in the Ministry of Finance Individual Taxpayer Register - CPF/MF under No. 425.408.959-72, resident and domiciled at Rua Itapuã, 170 – Condomínio Marambaia, in the City of Vinhedo, State of São Paulo, CEP: 13280-000, for the position of Bovine Activities Director; and Gilberto Pinto Sampaio Junior, Brazilian, married, Identity Card RG No. 079.162.632-IFP/RJ, enrolled in the CPF/MF under No. 956.849.137-68, production engineer, resident and domiciled at Rua Gaivota, 615 –apto. 51 – borough of Indianópolis -, in the City and State of São Paulo, CEP: 04522-031, for the position of Marketing Director; all of them for the remaining term up to the Ordinary Shareholders Meeting to be held in 2007. Invited to come into the meeting room, the newly-elected Directors represented to the Board that, in compliance with the provisions in paragraphs 1 and 2 of Article 147, Law 6404, dated December 15, 1976, that they were not subject to any of the crimes contemplated in the Law that might prevent them from exercising business activities. The newly-elected Directors will take office upon their signature of their respective "Assumption of Office" deeds that will be recorded in the Book of Minutes of the Board of Directors Meetings.
There being no further business, the meeting was adjourned and these minutes were issued and signed by all Board members present.

São Paulo-SP, October 31, 2006

/s/ Walter Fontana Filho (President); Eduardo Fontana d’Avila (1st Vice President); Osório Henrique Furlan (2nd Vice President); Alcides Lopes Tápias; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio; Romano Ancelmo Fontana Filho; Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of item 3 of the Minutes No. 112, transcribed from pages 11, 12 and 13 of the Book of Minutes No. 4 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf
Secretary